From: Douglas, Clay

Sent: Friday, May 24, 2019 4:27 PM

To: ‘foorj@sec.gov’ <foorj@sec.gov>; ‘churkok@sec.gov’ <churkod@sec.gov>

Cc: Pangas, Harry <Harry.Pangas@dechert.com>

Subject: TPVG - Draft Response Letter and POS 8C

Jeff and Kathy:

On behalf of TriplePoint Venture Growth BDC Corp., attached please find a draft response letter relating to the Staff’s comments to Post-Effective Amendment No. 2 to TPVG’s Registration Statement on Form N-2. We have also attached a marked copy of the updated draft POS 8C for reference, which includes changes responsive to your comments, as detailed in the letter.

Please let us know if you have any comments to the proposed responses, or would like to discuss. In light of the fact that the Company is targeting a debt offering the first week of June, it would be much appreciated if we could coordinate final comments next week. We can be available at your convenience.

We will submit this email and the attachments as CORRESP, per our discussion with Jeff.

I hope you both enjoy the holiday weekend.

Best,

Clay

Clay Douglas

Associate

Dechert LLP

+1 202 261 3326 Direct

clay.douglas@dechert.com

dechert.com

1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax
DRAFT – 5.24.19

May [●], 2019

Via EDGAR

Jeffrey A. Foor

Kathy Churko

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	TriplePoint Venture Growth BDC Corp. — Post-Effective Amendment No. 2 to Registration Statement on Form N-2 filed on April 5, 2019 (the “Shelf Registration Statement”)

Dear Mr. Foor and Ms. Churko:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), set forth below are the Company’s responses to the written and oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 10, 2019 and May 20, 2019 with respect to the Shelf Registration Statement, the prospectus included therein (the “Prospectus”) and the Company’s annual report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) incorporated by reference into the Prospectus. The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

Shelf Registration Statement

1.

Comment: We note you are relying on Section 803 of the Small Business Credit Availability Act (the “BDC Act”) to include required disclosure in your Form N-2 using incorporation by reference. With some exceptions, the information required in your reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is different from the information required in Form N-2. Please explain to us how you ensure that all of the information required by Form N-2 is and will be included in your registration statement as of its effectiveness date. In responding, please tell us where and how certain Form N-2 item requirements (e.g., Item 3 – Fee Table; Item 4 – Financial Highlights; Item – 8 General Description of the Registrant) are included in your prospectus. To the extent that information is being incorporated by reference from your Exchange Act reports, please confirm and explain how the disclosure was or will be drafted to simultaneously satisfy Form 10-K and Form N-2 requirements.

May [●], 2019 Page 2

Response: The Company ensures that all of the information required by Form N-2 is and will be included in the Shelf Registration Statement as of its effectiveness date and at the time of an offering of securities off of the effective Shelf Registration Statement (each such offering is referred to herein as a “Shelf Takedown”) by either (1) including the required disclosure in the Prospectus included in the Shelf Registration Statement at the time of the initial effectiveness thereof, (2) incorporating the required disclosure into the Prospectus by reference to the Company’s Exchange Act reports (i.e., the Company’s Forms 10-K, 10-Q and 8-K and its definitive proxy statements) or (3) including the information in a prospectus supplement to the Prospectus in connection with a Shelf Takedown. Please see the below table summarizing where and how the Form N-2 item requirements are included in the Prospectus and, to the extent the information is being incorporated by reference to the Company’s Exchange Act reports, supplementary explanations as to how the disclosure was or will be drafted to satisfy any differing Form N-2 requirements. The table below takes into account the information included or incorporated by reference in Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 filed with the SEC as of the date of this letter (the “Amended Shelf Registration Statement”).

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 1 – Outside Front Cover	Please see outside front cover page of the Prospectus.	N/A

Item 2 – Cover Pages; Other Offering Information	Please see inside front and outside back cover pages of the Prospectus.	N/A

Item 3 – Fee Table and Synopsis	Please see the section of the Prospectus entitled “Fees and Expenses.”

After effectiveness of the Shelf Registration Statement, the Company intends to include and update the disclosure in the “Fees and Expenses” section of the Prospectus in (i) each of its annual reports on Form 10-K filed under the Exchange Act, each of which will be incorporated by reference into the Prospectus, and (ii) any prospectus supplement relating to a Shelf Takedown of equity securities or securities convertible into equity securities of the Company.

Item 4 – Financial Highlights	The information required by Item 4.2 of Form N-2 is located in the 2018 Form 10-K and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019 (the “First Quarter 2019 Form 10-Q”), which are incorporated by reference into the Prospectus.

The Company notes that Item 4.2 of Form N-2 requires the Company to furnish the information required by Item 301, Item 302 and Item 303 of Regulation S-K. The Company’s Regulation S-K Item 301 information, Selected Financial Data, is included in Part II, Item 6 of the 2018 Form 10-K and will be updated in each of the Company’s annual reports on Form 10-K going forward. At the time of a Shelf Takedown and to the extent required by Instruction 4 to Item 301 of Regulation S-K, the Company will include in the prospectus supplement relating thereto an updated Selected Financial Data table with the then most recent interim period financial statement information and the prior year comparative interim period financial statement information.

The Company’s Regulation S-K Item 302 information, Supplementary Financial Information, which is limited to Item 302(a), Selected Quarterly Financial Data, is included in the notes to the Company’s financial statements in the 2018 Form 10-K and will be updated in each of the Company’s annual reports on Form 10-K going forward. At the time of a Shelf Takedown, the Company will include in the prospectus supplement relating thereto an updated Selected Quarterly Financial Data table covering any subsequent interim periods not included in a Form 10-K filing (i.e., in the notes to the Company’s financial statements contained therein) but for which the Company has filed a Form 10-Q.

May [●], 2019 Page 3

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

The Company’s Regulation S-K Item 303 information, Management’s Discussion and Analysis of Financial Condition and Results of Operations, is included in Part II, Item 7 of the 2018 Form 10-K and Part I, Item 2 of the First Quarter 2019 Form 10-Q, and will be updated in each periodic report filed under the Exchange Act going forward.

The information required by Item 4.3 of Form N-2 is located in the section of the Prospectus entitled “Senior Securities.”

With respect to the information required by Item 4.3 of Form N-2, following effectiveness of the Shelf Registration Statement, the Company intends to include a Senior Securities table in its annual reports on Form 10-K going forward to fulfill the requirements of Item 4.3 of Form N-2. At the time of a Shelf Takedown, the Company will include in the prospectus supplement relating thereto an updated Senior Securities table with the then most recent subsequent interim period for which the Company has filed a Form 10-Q to the extent that there has been a material change to the information relating thereto from that included in the body of the Prospectus or a previously filed Form 10-K.

Item 5 – Plan of Distribution	The information required by Item 5 of Form N-2 is located in the section of the Prospectus entitled “Plan of Distribution.”	After effectiveness of the Shelf Registration Statement, the Company intends to include and update in the prospectus supplement relating to each Shelf Takedown the disclosure in the “Plan of Distribution” section of the Prospectus.

Item 6 – Selling Shareholders	N/A	N/A

Item 7 – Use of Proceeds	The information required by Item 7 of Form N-2 is located in the section of the Prospectus entitled “Use of Proceeds.”	After effectiveness of the Shelf Registration Statement, the Company intends to include and update in the prospectus supplement relating to each Shelf Takedown the disclosure in the “Use of Proceeds” section of the Prospectus.

Item 8 – General Description of the Registrant	The information required by Item 8 of Form N-2 is located in either the 2018 Form 10-K or the Prospectus, in each case, as detailed in the “Supplementary Explanation” column.

Item 8.1, Item 8.2 and Item 8.4 of Form N-2

The Company notes that the information required by Item 8.1, Item 8.2 and Item 8.4 of Form N-2 is significantly similar to the information required by Item 101 of Regulation S-K, Description of Business, and is disclosed in the Prospectus or in Part I, Item 1 of the Company’s annual reports on Form 10-K, including the 2018 Form 10-K.

With respect to the information required by Item 8.2.a of Form N-2, the Company refers the Staff to the risk factor entitled “Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.” in the 2018 Form 10-K, which the Company will update as necessary in its periodic reports filed under the Exchange Act going forward.

May [●], 2019 Page 4

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 8.3 of Form N-2

The Company notes that the risk factor information required by Item 8.3.a of Form N-2 is disclosed in Part I, Item 1A of the 2018 Form 10-K and will be updated as necessary in the Company’s periodic reports filed under the Exchange Act going forward.

The Company notes that the effects of leverage information required by Item 8.3.b of Form N-2 is disclosed in the 2018 Form 10-K under the risk factor titled “We finance certain of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and increases the risk of investing in us.”, which the Company intends to update in its annual reports on Form 10-K going forward. To the extent of any material change in the disclosure therein at the time of a Shelf Takedown, the Company will include in the prospectus supplement relating to the Shelf Takedown an updated version of such risk factor.

Item 8.5 of Form N-2

The information required by Item 8.5 of Form N-2 is located in the section of the Prospectus entitled “Price Range of Common Stock and Distributions.” After effectiveness of the Shelf Registration Statement, the Company intends to include an updated Share Price Data table in its annual reports on Form 10-K going forward, fulfilling the requirements of Item 8.5 of Form N-2. At the time of an offering of shares of common stock or securities convertible into shares of common stock in connection with a Shelf Takedown, the Company will include in the prospectus supplement relating thereto an updated Share Price Data table covering any subsequent interim periods not included in a Form 10-K filing but for which the Company has previously filed a Form 10-Q.

May [●], 2019 Page 5

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 8.6 of Form N-2

The information required by Item 8.6.a of Form N-2 is located in the section of the Prospectus entitled “Portfolio Companies.” The Company notes that, following effectiveness of the Shelf Registration Statement, the material information required by Item 8.6.a of Form N-2 will be disclosed in the Company’s schedules of investments included in its periodic reports filed under the Exchange Act going forward and incorporated by reference into the Shelf Registration Statement. To the extent of any material change in the disclosure therein at the time of a Shelf Takedown, the Company will include in the prospectus supplement relating thereto an updated version of the Portfolio Companies table.

With respect to Item 8.6.b of Form N-2, the Company advises the Staff that the Company has no wholly-owned small business investment company subsidiaries.

With respect to Item 8.6.c of Form N-2, the Company notes that the financial statements required to be included in the Shelf Registration Statement under Regulation S-X have been incorporated by reference to the 2018 Form 10-K and the First Quarter 2019 Form 10-Q and, after effectiveness of the Shelf Registration Statement, will be incorporated by reference to the Company’s periodic reports filed under the Exchange Act going forward.

The Company advises the Staff that Item 8.6.d of Form N-2 is not applicable to the Company and, with respect to the disclosure required by Item 8.6.e, the Company confirms that the material risks associated with the Company’s investment portfolio are disclosed in Part I, Item 1A of the 2018 Form 10-K and will be updated as necessary in the Company’s periodic reports filed under the Exchange Act going forward. In addition, any risk factors that are unique to a particular Shelf Takedown (e.g., with respect to debt offerings) will be included in the prospectus supplement relating thereto.

Item 9 – Management	The information required by Item 9 of Form N-2 is located in either the 2018 Form 10-K, the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 14, 2019 (the “2019 Proxy Statement”), which are incorporated by reference into the Prospectus, or the Prospectus, as detailed in the “Supplementary Explanation” column.

Item 9.1.a of Form N-2

The information required by Item 9.1.a of Form N-2 is located under the headings of the 2019 Proxy Statement entitled “The Board’s Role in Risk Oversight,” “The Board’s Composition and Leadership Structure” and “Compensation of Executive Officers.” After effectiveness of the Shelf Registration Statement, the Company intends to update the information required by Item 9.1.a of Form N-2 through its Exchange Act filings.

Item 9.1.b of Form N-2

The information required by Item 9.1.b of Form N-2 is located in the “Prospectus Summary” section of the Prospectus, as supplemented by

•  the information included under the heading entitled “Certain Relationships and Related Party Transactions – Investment Advisory Agreement” in the 2019 Proxy Statement, with respect to the address of the Company’s investment adviser (the “Investment Adviser”); and

May [●], 2019 Page 6

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

•  the information included in Part I, Item 1 of the 2018 Form 10-K, with respect to the description of services provided by the Investment Adviser, its compensation, and the managerial assistance provided by the Company’s administrator (the “Administrator”) to those companies that have accepted the Company’s offer to provide such assistance.

After effectiveness of the Shelf Registration Statement, the Company intends to include all information required by Item 9.1.b of Form N-2 in its annual reports on Form 10-K and definitive proxy statements, which will be incorporated by reference into the Prospectus.

Item 9.1.c of Form N-2

The information required by Item 9.1.c of Form N-2 is located in the “Portfolio Management” section of the Prospectus, as supplemented by the information included under the headings entitled “Information about the Nominees and Non-Nominee Directors” and “Security Ownership of Certain Beneficial Owners and Management” in the 2019 Proxy Statement, with respect to the length of service, business experience during the past 5 years, and ownership of Company securities of the Company’s portfolio managers, both of whom are directors of the Company.

After effectiveness of the Shelf Registration Statement, the Company intends to include all information required by Item 9.1.c of Form N-2 in its definitive proxy statements relating to its annual meetings of stockholders filed pursuant to Section 14 of the Exchange Act, which will be incorporated by reference into the Shelf Registration Statement.

Item 9.1.d of Form N-2

The information required by Item 9.1.d of Form N-2 is located in the “Prospectus Summary” section of the Prospectus, as supplemented by the information included in Part I, Item 1 of the 2018 Form 10-K relating to the Administrator.

After effectiveness of the Shelf Registration Statement, the Company intends to include all information required by Item 9.1.d of Form N-2 in its annual reports on Form 10-K, which will be incorporated by reference into the Shelf Registration Statement.

Item 9.1.e of Form N-2

The information required by Item 9.1.e of Form N-2 is located in the “Custodian, Transfer and Dividend Paying Agent and Registrar” section of the Prospectus.

Item 9.1.f of Form N-2

The information required by Item 9.1.f of Form N-2 is included in Part I, Item 1 of the 2018 Form 10-K and will be updated as necessary after effectiveness of the Shelf Registration Statement through incorporation by reference to the Company’s periodic filings made under the Exchange Act.

May [●], 2019 Page 7

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 9.1.g and Item 9.2 of Form N-2

The Company advises the Staff that Item 9.1.g and Item 9.2 of Form N-2 are not currently applicable to the Company.

Item 9.3 of Form N-2

The information required by Item 9.3 of Form N-2 is included in the 2019 Proxy Statement and will be included in the Company’s definitive proxy statements relating to its annual meetings of stockholders filed pursuant to Section 14 of the Exchange Act going forward, which is and will be, respectively, incorporated by reference into the Prospectus.

Item 10 – Capital Stock, Long-Term Debt, and Other Securities	The information required by Item 10 of Form N-2 is located in either the 2018 Form 10-K or the Prospectus, as detailed in the “Supplementary Explanation” column.

Item 10.1 of Form N-2

The capital stock information required by Item 10.1 of Form N-2 is located in the “Description of Capital Stock,” “Description of Preferred Stock” and “Dividend Reinvestment Plan” sections of the Prospectus, as supplemented by the disclosure in Part II, Item 5 of the 2018 Form 10-K with respect to distributions and related matters, including tax consequences of a return of capital. In addition, any additional rights, preferences and privileges relating to a particular issuance of shares of the Company’s preferred stock in connection with a Shelf Takedown will be included in the prospectus supplement relating thereto.

Item 10.2 of Form N-2

The long-term debt information required by Item 10.2 of Form N-2 is located in the “Description of Our Debt Securities” section of the Prospectus, as supplemented by the disclosure in Part II, Item 7 of, as well as the notes to the consolidated financial statements included in, the 2018 Form 10-K with respect to the title, principal amount and other material provisions of the Company’s outstanding long-term debt.

After effectiveness of the Shelf Registration Statement, the Company intends to update the information required by Item 10.2 of Form N-2 as necessary in its periodic reports filed under the Exchange Act, which will be incorporated by reference into the Shelf Registration Statement. In addition, any additional features relating to a particular issuance of shares of the Company’s long-term debt in connection with a Shelf Takedown will be included in the prospectus supplement relating thereto.

Item 10.3 of Form N-2

The information required by Item 10.3 of Form N-2 is located in the “Description of Subscription Rights” and “Description of Warrants” sections of the Prospectus, which disclosure will be updated as necessary in connection with the prospectus supplement relating to each Shelf Takedown pertaining thereto.

May [●], 2019 Page 8

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 10.4 of Form N-2

The tax information required by Item 10.4 of Form N-2 is located in the “Material U.S. Federal Income Tax Considerations” section of the Prospectus, which disclosure will be updated as necessary in connection with the relevant prospectus supplement relating to each Shelf Takedown.

Item 10.5 of Form N-2

The Company has revised the Amended Registration Statement to include the table required by Item 10.5 of Form N-2. After effectiveness of the Shelf Registration Statement, the information required by Item 10.5 of Form N-2 will be included in the annual and quarterly financial statements included in the Company’s periodic reports filed under the Exchange Act and incorporated by reference into the Prospectus going forward.

Item 10.6 of Form N-2

The Company advises the Staff that Item 10.6 of Form N-2 is not currently applicable to the Company.

Item 11 – Defaults and Arrears on Senior Securities	N/A

Although not currently applicable to the Company, if the Company were to trigger any of the disclosure required by this item, it would include such disclosure in its Exchange Act reports, which would be incorporated by reference into the Prospectus, as well as in the prospectus supplement relating to each Shelf Takedown, given the significance of any such disclosure.

Item 12 – Legal Proceedings	The information required by Item 12 of Form N-2 is located in the “Prospectus Summary” section of the Prospectus.

After effectiveness of the Shelf Registration Statement, the Company intends to update the information required by Item 12 of Form N-2 as necessary in Part I, Item 3 of its annual reports on Form 10-K and Part II, Item 1 of its quarterly reports on Form 10-Q, expanding the disclosure required by Item 103 of Regulation S-K to include a description of material pending legal proceedings to which the Investment Adviser or any principal underwriter of the Company is a party, as well as the other information required by Item 12 of Form N-2.

Item 13 – Table of Contents of the Statement of Additional Information, or SAI	N/A	N/A

Item 14 – Cover Page of SAI	N/A	N/A

May [●], 2019 Page 9

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 15 – Table of Contents	Please see the “Table of Contents” section of the Prospectus.	N/A

Item 16 – General Information and History	N/A	N/A

Item 17 – Investment Objective and Policies	The information required by Item 17 of Form N-2 is located in Part I, Item 1 and Part II, Item 7 of the 2018 Form 10-K.

After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 17 of Form N-2 by including such disclosure in Part I, Item 1 of its annual reports on Form 10-K and, with respect to the significant changes in portfolio turnover rates required to be disclosed pursuant to Item 17.4, in Part II, Item 7 of its annual reports on Form 10-K and Part I, Item 2 of its quarterly reports on Form 10-Q going forward, which will be incorporated by reference into the Shelf Registration Statement.

Item 18 – Management

The information required by Item 18 of Form N-2 is located in the 2019 Proxy Statement, as supplemented Part I, Item 1 of the 2018 Form 10-K with respect to the proxy voting policies and procedures disclosure required by Item 18.16 of Form N-2.

After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 18 of Form N-2 by including such disclosure in its definitive proxy statements relating to its annual meetings of stockholders filed pursuant to Section 14 of the Exchange Act and periodic Exchange Act reports, which will be incorporated by reference into the Prospectus.

Item 19 – Control Persons and Principal Holders of Securities	The information required by Item 19 of Form N-2 is located in the 2019 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”	After effectiveness of the Shelf Registration Statement, the Company intends to include and update the disclosure required by Item 19 of Form N-2 by including such disclosure in its definitive proxy statements relating to its annual meetings of stockholders filed pursuant to Section 14 of the Exchange Act going forward, which will be incorporated by reference into the Shelf Registration Statement.

Item 20 – Investment Advisory and Other Services

The information required by Item 20 of Form N-2 is located Part I, Item 1 of, and the notes to the financial statements included in, the 2018 Form 10-K, as well as in the Prospectus under the headings “Prospectus Summary,” “Custodian, Transfer and Dividend Paying Agent and Registrar” and “Experts” with respect to Item 20.6 and Item 20.7, respectively.

After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 20 of Form N-2 by including such disclosure in Part I, Item 1 of its annual reports on Form 10-K going forward, which will be incorporated by reference into the Shelf Registration Statement.

May [●], 2019 Page 10

Form N-2 / Prospectus Item Number and Caption	Location in Prospectus / Cross-Reference	Supplementary Explanation

Item 21 – Portfolio Managers

The information required by Item 21 of Form N-2 is located in the Shelf Registration Statement under the heading “Portfolio Management” and, with respect to the conflicts disclosure required by Item 21.1.d., in Part I, Item 1A of the 2018 Form 10-K under the heading “Risks Relating to our Conflicts of Interest.”

After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 21 of Form N-2 by including such disclosure in Part I, Item 1 of its annual reports on Form 10-K going forward, which will be incorporated by reference into the Shelf Registration Statement.

Item 22 – Brokerage Allocation and Other Practices	The information required by Item 22 of Form N-2 is located in the Prospectus under the heading “Brokerage Allocation and Other Practices.”	After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 22 of Form N-2 by including such disclosure in Part I, Item 1 of its annual reports on Form 10-K going forward, which will be incorporated by reference into the Shelf Registration Statement.

Item 23 – Tax Status	The tax information required by Item 23 of Form N-2 is located in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations.”

After effectiveness of the Shelf Registration Statement, the Company intends to include and update, as necessary, the disclosure required by Item 23 of Form N-2 by including such disclosure in Part I, Item 1 of its annual reports on Form 10-K, as well as the notes to the financial statements included therein, going forward, which will be incorporated by reference into the Shelf Registration Statement. To the extent of any material change in the disclosure therein at the time of a Shelf Takedown, the Company will include an updated version of such disclosure in the prospectus supplement relating to the Shelf Takedown.

Item 24 – Financial Statements	The information required by Item 24 of Form N-2 is located in the 2018 Form 10-K and the First Quarter 2019 Form 10-Q.

After effectiveness of the Shelf Registration Statement, the financial statements of the Company required by Item 24 of Form N-2 will be included in the annual and quarterly reports filed by the Company under the Exchange Act, which will be incorporated by reference into the Prospectus going forward.

Part C – Other Information	Included in Shelf Registration Statement starting on page C-1.	N/A

In addition to the foregoing, the Company will make any other necessary updates to the information included in the Prospectus at the time of a Shelf Takedown via the filing of a current report on Form 8-K, which will be incorporated by reference into the Prospectus, or the filing of a prospectus supplement in order ensure that the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

2.

Comment: We refer to the section entitled “Management Agreements” in Pre-Effective Amendment No. 1 to the Company’s Form N-2 registration statement filed with the SEC on May 11, 2018. Please consider reproducing the example incentive fee calculations included in that section in an appropriate location in the Shelf Registration Statement.

Response: The Company has complied with this comment by adding a new section entitled “Management Agreements” in the Amended Shelf Registration Statement on pages [●] through [●], which includes the requested example incentive fee calculations.

May [●], 2019 Page 11

3.

Comment: We refer to the section entitled “Price Range of Common Stock and Distributions” on pages 11 and 12 of the Shelf Registration Statement. If any of the distributions described therein included a return of capital component, please disclose the details thereof after the applicable distributions.

Response: The Company advises the Staff that none of the distributions described above included a return of capital component. Notwithstanding such fact, the Company undertakes to include such disclosure in any future SEC filings which include the disclosure of its distributions to the extent any such distributions included a return of capital component.

4.

Comment: We refer to the proviso contained in the second paragraph under the heading entitled “Incorporation by Reference” in the Company’s shelf registration statement. Please advise us as to why this proviso is necessary in light of General Instruction B.2. to Form 8-K.

Response: General Instruction B.2. to Form 8-K specifies that information in a report furnished pursuant to Item 2.02 or Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the issuer specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

Notwithstanding the process outlined in General Instruction B.2. to Form 8-K regarding specifically incorporating by reference Item 2.02 and Item 7.01 Forms 8-K into Securities Act registration statements, issuers (and their underwriters) have concerns with the prospect of incorporating by reference an earnings release in its entirety into Securities Act registration statements/prospectuses. In particular, they tend to be concerned with incorporating by reference forward-looking information, such as statements about guidance, as well as the “soft” statements in the earnings release, such as quotes by executive officers. As a result, it is common practice to excerpt out of the earnings release those portions of the release that the issuer wishes to have incorporated by reference into a Securities Act registration statement/prospectus, and file those portions under cover of an Item 8.01 Form 8-K.

The Company added the proviso that “information ‘furnished’ under Item 2.02 or Item 7.01 of Form 8-K . . . is not incorporated by reference” in the Prospectus in order to inform investors about the operation of General Instruction B.2. to Form 8-K and highlight to them that they should not take into account such information when making an investment decision with respect to securities offered and sold pursuant to the Shelf Registration Statement.

5.

Comment: We refer to the proviso contained in the undertaking set forth in paragraph 4(a) of the section entitled “Item 34. Undertakings” in the Shelf Registration Statement. Please explain to us why the Company added the reference to “Section 14” of the Exchange Act to the proviso even though such section reference is not included in the related undertaking contained in Item 512 of Regulation S-K.

Response: The Company included the above-noted reference given that the forward incorporation language included in Form S-3 specifically references Section 14 of the Exchange Act. See Item 12(b) of Form S-3. In light of such fact, the Company thought that it was appropriate to include a similar reference in the undertaking proviso noted in the Staff’s comment. However, upon further review of the undertaking in question, the Company does not believe that it is likely that a proxy statement filing under Section 14 of the Exchange Act would contain the type of information associated with paragraphs 4(a)(i), (ii), and (iii) of the undertaking and, as a result, has determined to delete such reference. Moreover, if the Company were to find itself in a position where such disclosure were included in one of its proxy statement filings, it could quickly file that information under cover of a current report on Form 8-K in order to fall within the revised proviso (i.e., which excludes the reference to Section 14 of the Exchange Act).

May [●], 2019 Page 12

6.

Comment: Please review all of the undertakings contained in Item 512 of Regulation S-K relating to “Rule 415 Offerings” and confirm to us that all required undertakings have been included in Item 34 of the Shelf Registration Statement.

Response: The Company has reviewed all of the undertakings contained in Item 512 of Regulation S-K relating to “Rule 415 Offerings” and confirms that all required undertakings have been included in Item 34 of the Shelf Registration Statement.

Accounting Comments

Shelf Registration Statement

1.

Comment: We refer footnote 5 to the “Fees and Expenses” table in the Prospectus. Please explain to us why the assumption contained therein is based on “the quarter ended December 31, 2018” and not the “year ended December 31, 2018”. In this regard, we note that the assumptions described in all of the other footnotes to the “Fees and Expenses” table are based on “the year ended December 31, 2018.”

Response: The Company acknowledges the Staff’s comment and has revised the footnotes in the “Fees and Expenses” table in the Prospectus included in the Amended Shelf Registration Statement to base the assumptions therein on “the quarter ended March 31, 2019,” annualized as necessary.

2018 Form 10-K

2.

Comment: We refer to the schedule of investments included in the 2018 Form 10-K and note that the Company has not fully complied with the requirements contained in footnote 8 to Rule 12-12 of Regulation S-X with respect thereto. Please undertake to fully comply with footnote 8 to Rule 12-12 of Regulation S-X in all of the Company’s future SEC filings, commencing with the Company’s Form 10-Q for the quarter ending June 30, 2019.

Response: The Company undertakes to fully comply with the disclosure requirements set forth in footnote 8 to Rule 12-12 of Regulation S-X in all of its future SEC filings, commencing with its Form 10-Q for the quarter ending June 30, 2019.

3.

Comment: We refer to “Note 7. Commitments and Contingencies” to the audited financial statements included in the 2018 Form 10-K. With respect to the Company’s unfunded investment commitments, please provide us with a representation that the Company reasonably believes that its assets will provide adequate coverage to allow it to satisfy all of the unfunded investment commitments and a general explanation as to why it believes it can cover its unfunded investment commitments.

Response: The Company represents to the Staff that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy all of its unfunded investment commitments. The Company believes that it has adequate liquidity in the form of current and projected cash and cash equivalent carrying balances, anticipated cash flows and pre-payments from its portfolio investments, assets available for sale, and borrowing capacity under its revolving credit facility.

May [●], 2019 Page 13

4.

Comment: We note that the Company has not included its unfunded investment commitments under the “Contractual Obligations” caption in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the 2018 Form 10-K. Please explain why the Company’s unfunded investment commitments are not included in the “Contractual Obligations” table or revise the disclosure accordingly.

Response: The Company respectfully advises the Staff that Regulation S-K Item 303(a)(5) – Tabular Disclosure of Contractual Obligations, including the definitions referenced in Item 303(a)(5)(ii), does not require disclosure of the Company’s unfunded investment commitments in the five categories of contractual obligations that are included in the table: “Long-Term Debt Obligations,” “Capital Lease Obligations,” “Operating Lease Obligations,” “Purchase Obligations” and “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP.” In light of the language of Item 303(a)(5), the Company has not included its unfunded investment commitments in the “Contractual Obligations” table, which the Company notes is consistent with the practice of other business development companies. The Company notes, however, that it has disclosed its unfunded investment commitments under the “Off-Balance Sheet Arrangements” section immediately below the “Contractual Obligations” table in the 2018 Form 10-K.

5.

Comment: We refer to the weighted average portfolio yield on debt investments table on page 112 of the 2018 Form 10-K, under “Note 8. Financial Highlights” to the audited financial statements included in the 2018 Form 10-K. Please undertake to add a footnote to such table in all of the Company’s future SEC filings, commencing with its Form 10-Q for the quarter ending June 30, 2019, disclosing that the weighted average portfolio yields contained therein do not represent actual investment returns to the Company’s stockholders.

Response: The Company undertakes to comply with this comment.

*        *        *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	James P. Labe, TriplePoint Venture Growth BDC Corp.

Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.

Christopher Gastelu, TriplePoint Venture Growth BDC Corp.